DLA Piper LLP (US) 1251 Avenue of the Americas New York, NY 10033-1104 www.dlapiper.com Christopher C. Paci christopher.paci@dlapiper.com T 212.335.4970 F 212.884.8470

January 14, 2013	OUR FILE NO. 378173-5

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 CFR 200.83

VIA EDGAR	CONFIDENTIAL SUBMISSION
Securities and Exchange Commission	Pursuant to Title I
Division of Corporation Finance	Section 106 under the
Mail Stop 4561	Jumpstart Our Business Startups Act
100 F Street, NE	and Section 24(b)(2) of the
Washington, DC 20549	Securities Exchange Act of 1934
Attention: Barbara C. Jacobs

Re:	Globant S.A. Confidential Draft Registration Statement on Form F-1 Confidentially Submitted September 10, 2012 CIK No. 0001557860

Dear Ms. Jacobs:

This letter is confidentially submitted on behalf of Globant S.A. (the “Company”), in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Confidential Draft Registration Statement on Form F-1 relating to its planned initial public offering of common shares shares (“IPO”) submitted on September 10, 2012 (the “Registration Statement”), as set forth in your letter dated October 5, 2012 addressed to Martin Migoya, Chairman of the Board and Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently confidentially submitting pre-effective Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which includes changes that reflect responses to the Staff’s comments. In accordance with the Staff’s guidance announced on October 15, 2012, the Company is submitting Amendment No. 1 and this transmittal letter via the EDGAR system.

As discussed with Messrs. Eckstein and Rohn of the Staff by telephone on November 13, 2012, the Company has changed the jurisdiction of incorporation of the registrant from Spain to Luxembourg. The Company has effected the change in the jurisdiction of incorporation through a holding company reorganization, which is described in the response to Comment 3 below. As a result of this reorganization, a Luxembourg société anonyme named “Globant S.A.” has become the registrant under the Registration Statement and will be the issuer in the IPO, while the existing Spanish sociedad anónima (also named Globant S.A.) has become a wholly owned subsidiary of the Luxembourg parent company.

As a result of the Company’s decision to change the jurisdiction of incorporation of the registrant from Spain to Luxembourg, its responses to those Comments relating to the Spanish domicile of the registrant (namely, Comment Nos. 6, 23, 49, 50, 51, 52, 53 (to the extent the comment relates to Spain), 58 and 59), and the related disclosures in Amendment No. 1, are drafted to reflect the Registrant’s incorporation in Luxembourg.

Finally, the Company wishes to bring to the attention of the Staff that it is deferring responding to Comment Nos. 32 and 34 until such time as the Company, in consultation with the managing underwriters, has determined an estimated price range for the IPO, at which time the Company will supplementally advise the Staff of the price range and respond to these comments.

For reference purposes, the text of the Comment Letter has been reproduced herein, in italics, with the Company’s responses below each numbered comment. Unless otherwise indicated, page references in the description of the Staff’s comments and in the Company’s responses refer to Amendment No. 1. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 1.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

RESPONSE: The Company confirms that it will supplementally provide to the Staff the copies of any written communications that the Company, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the U.S. Securities Act of 1933, as amended (the “1933 Act”), and any research reports about the Company that are published or distributed in reliance upon Section 2(a)(3) of the 1933 Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in the IPO.

2.	We will process your submission and amendments without price ranges. Since the price range you select will affect disclosure in several sections of the document, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

2

RESPONSE: The Company acknowledges the Staff’s comment and confirms that it will provide the omitted information in a future pre-effective amendment when such information is determined. The Company confirms that such information will be included prior to any distribution of the preliminary prospectus and that it will allow the Staff sufficient time to review the Company’s complete disclosure and to resolve any comments that the Staff may raise prior to any request for effectiveness.

3.	You disclose immediately below the fee table that you will convert to a sociedad anónima and change your name before effectiveness. Please note that you should allow adequate time for us to process the amendment that you file to reflect the conversion and to resolve any comments that we may raise. In addition, please explain to us the timing and the mechanics of this conversion, which we understand will be effectuated before your F-1 is publicly filed. As part of your analysis, please explain the basis on which the conversion is exempt from registration.

RESPONSE: As discussed in the second paragraph of this letter, the Company has changed the jurisdiction of incorporation of the registrant from Spain to Luxembourg through a holding company reorganization that was completed on December 10, 2012 (the “Reorganization”). The Reorganization was effected through the formation of a new Luxembourg société anonyme named Globant S.A. (“Globant”) and the contribution to Globant, directly and indirectly, of all of the outstanding shares of the existing Spanish sociedad anónima named Globant S.A. (“Globant Spain”) in exchange for newly issued shares of Globant. In particular:

•	Riverwood Capital LLC (“Riverwood Capital”), Endeavor Global Inc. (“Endeavor”), Paldwick S.A. (“Paldwick”) and the Company’s individual founders (the “Founders”) contributed all of their respective shares of Globant Spain to Globant in exchange for newly issued shares of Globant on a 26.60431-to-1 basis;

•	Riverwood Capital, L.P., Riverwood Capital Partners (Parallel-A) L.P. and Riverwood Capital Partners (Parallel-B) L.P. (collectively, the “Riverwood Partnerships” and, together with Riverwood Capital, the “Riverwood Funds”) contributed all of their respective shares of their Luxembourg investment vehicle, RW Holdings S.a.r.l. (“RW Luxco”), to Globant in exchange for a number of newly issued shares of Globant equivalent to the product of the number of outstanding shares of Globant Spain held by RW Luxco multiplied by 26.60431; and

•	FTVentures III, L.P. and FTVentures III-N, L.P. (the “FTV Funds”) contributed all of their respective shares of their Luxembourg investment vehicle, ITO Holdings S.a.r.l. (“FTV Luxco”), to Globant in exchange for a number of newly issued shares of Globant equivalent to the product of the number of outstanding shares of Globant Spain held by FTV Luxco multiplied by 26.60431.

3

In addition, Globant:

•	assumed options to purchase 1,300,787 ordinary shares of Globant Spain previously granted to certain of the Company’s key employees pursuant to share option agreements, which (based on the 26.60431-to-1 exchange ratio described above) will be exercisable for 34,606,535 common shares of Globant; and

•	granted to Endeavor Catalyst Inc., an affiliate of Endeavor Global, an option to purchase 1,090,776 common shares of Globant at an exercise price of $0.5864 per share in consideration for the cancellation of the option previously granted by Globant Spain to Endeavor Global Inc. to purchase 41,000 ordinary shares of Globant Spain.

As a result of the Reorganization, Globant has become the parent company of Globant Spain and all of Globant Spain’s subsidiaries and the registrant under the Registration Statement and it will be the issuer in the IPO.

During the telephone call with Messrs. Eckstein and Rohn, the Company was requested to provide its analysis of the basis on which the Reorganization does not require registration under the 1933 Act. As described above, Globant issued shares to Riverwood Capital, Endeavor Capital, Paldwick and the Founders in exchange for their respective shares of Globant Spain and shares to the Riverwood Partnerships and the FTV Funds in exchange for their shares in RW Luxco and FTV Luxco, respectively. Each of these holders was a direct or indirect shareholder of Globant Spain and the Reorganization was conducted without any form of general solicitation or general advertising and without any directed selling efforts. None of these issuances required registration under the 1933 Act, for the reasons set forth below:

Issuances of Shares to Riverwood Funds, FTV Funds and Endeavor. Each of the Riverwood Funds, the FTV Funds and Endeavor has represented to the Company that it is an “accredited investor” within the meaning of Regulation D under the 1933 Act. Accordingly, the issuances of shares of Globant to such entities is exempt from registration under Rule 506 of Regulation D.

Issuance of Shares to Paldwick. Paldwick is an Uruguayan sociedad anónima all of the shareholders of which are non-U.S. persons. Accordingly, the issuance of shares of Globant to Paldwick does not require registration under Rule 903 of Regulation S under the 1933 Act.

Issuance of Shares to Founders. Each of the Founders is an executive officer of the Company, as well as an Argentine citizen residing in Argentina. Accordingly, the issuance of shares of Globant to the Founders does not require registration both under Rule 903 of Regulation S under the 1933 Act and under Rule 506 of Regulation D.

4

Integration. The Company believes that the transactions to be undertaken in the Reorganization as described above are restructuring or formation transactions that are being undertaken to facilitate the IPO and therefore come within the “private formation transactions” position that the Staff has confirmed in oral discussions with the securities bar. Accordingly, such private formation transactions should not be integrated with the IPO.

4.	Please provide us with copies of any remaining artwork or graphics that you intend to include in your prospectus.

RESPONSE: The Company acknowledges the Staff’s comment and will provide to the Staff supplementally in a future submission copies of any artwork or graphics that it intends to include in its prospectus prior to any distribution of the preliminary prospectus and will allow the Staff sufficient time to review such materials and to resolve any comments that the Staff may raise prior to any request for effectiveness.

5.	Please update your financial statements in accordance with Item 8(A)(5) of Form 20-F.

RESPONSE: The Company respectfully informs the Staff that Amendment No. 1 contains unaudited interim financial statements as of and for the six months ended June 30, 2012 and 2011.

The Company intends to update its financial statements for the full year 2012 in a subsequent confidential submission. As discussed with Messrs. Eckstein and Rohn of the Staff on November 13, 2012, in view of the completion of the Reorganization (see “Organizational Structure” on pages 5-7 of Amendment No. 1) prior to December 31, 2012, the Company intends to present financial statements for 2012, 2011, and 2010 as if the Reorganization had occurred on the first day of the earliest of the three annual periods presented. Per Mr. Rohn’s recommendation, the Company will submit, after this Amendment No. 1 and prior to the next confidentially submitted pre-effective amendment to the Registration Statement in which it includes consolidated financial statements for the year ended December 31, 2012, a separate written request to the Office of Chief Accountant of the Division of Corporation Finance describing the presentation of financial information to be submitted before effectiveness in further detail.

Corporate Structure

6.	Your disclosure on page 33 indicates that you are a holding company and your subsidiaries conduct all of your operations. Please provide disclosure that explains your corporate structure, including an organizational chart that shows your corporate structure. In this regard we note that your principal executive offices are located in Spain and your primary operations are in Argentina. Refer to Item 4(a) of Form F-1 and Item 4(C) of Form 20-F.

RESPONSE: The Company acknowledges the Staff’s comment and has provided the requested disclosure and organizational chart on pages 5-7 of Amendment No. 1.

5

Inside Front Cover Page, page i

7.	Please move the text other than the table of contents and the first and third paragraphs that follow to a portion of the filing that is after the Risk Factors, in accordance with the plain English requirements of Securities Act Rule 421(d). The prospectus summary should immediately follow a one-page inside front cover page.

RESPONSE: The Company has moved the text (other than the table of contents and the first and third paragraphs that follow) as requested by the Staff in its comment.

Currency Presentation and Analysis, page ii

8.	We note your inclusion of a glossary in the front of your prospectus, which is subject to the plain English principles of Rule 421(d) of Regulation C. Rule 421(d) provides that information in the front of the prospectus must highlight information that is important for investors, and must also be easy to read. See SEC Release No. 33-7497. The glossary should be moved to a section of the prospectus that is not subject to Rule 421(d). To conform to the requirements of Rule 421(b), replace specialized definitions with short descriptive phrases that you use throughout the text.

RESPONSE: The Company has moved the glossary to a section of the prospectus that is not subject to Rule 421(d), as requested. In addition, a number of specialized definitions have been replaced with short descriptive phrases that are used throughout the text.

Presentation of Industry and Market Data, page iv

9.	Regarding the industry data you cite in your prospectus by IDC, Gartner, Red de Indicadores de Ciencia y Tecnologia, and Boston Consulting Group, tell us how you confirmed that the data reflects the most recent available information and whether any of those reports of surveys were prepared for your company or for the offering. Also, provide us with supplemental copies of the reports and surveys that you cite and from which the data in the prospectus is extracted. To expedite our review, please clearly mark the reports appropriately to designate the portions you rely upon in making the statements in the prospectus.

RESPONSE: The industry data referenced by the Staff is, following a reasonable search, the most recent information available to the Company from independent third-party sources that the Company deems reliable. The industry data for the IT services market worldwide presented on pages 2 and 86 of the Registration Statement was reported by IDC in May 2012 in a market analysis entitled “Worldwide Services Forecast 2012-2016: Disruption Ahead in the Global Services Market.” The industry data for the cloud professional services market presented in the Registration Statement on pages 2 and 86 was reported by IDC in June 2012 in a market analysis entitled “Worldwide and U.S. Cloud Professional Services 2012-2016 Forecast.” The industry data for the mobile enterprise application platform market presented in the Registration Statement on pages 2 and 86 was reported by IDC in September 2011 in a market analysis entitled “Worldwide Mobile Enterprise Application Platform (MEAP) 2011-2015 Forecast and 2010 Vendor Shares.” The industry data for worldwide social media revenue presented in the Registration Statement on pages 2 and 86 was reported by Gartner in May 2012 in a research note entitled “Forecast: Social Media Revenue, Worldwide, 2011-2016.” The above reports are produced periodically by IDC and Gartner for their subscribers; none were produced for the Company or for the IPO. The data contained within such reports are the most recent available third-party-generated industry data available to the Company and deemed reliable. To the extent that more updated industry data become available to the Company, the Company will update the information presented in the Registration Statement as appropriate.

6

The finding that CEOs rank innovation as one of their top priorities, cited on page 95 of the Registration Statement, was reported in the seventh annual survey (2010) by the Boston Consulting Group (“BCG”), working in partnership with Bloomberg BusinessWeek, of senior executives on their innovation practices, according to an article on the survey published on BCG Perspectives’ website: https://www.bcgperspectives.com/content/articles/growth_innovation_innovation_2010_future_innovation/. The above survey is produced periodically by BCG; it was not produced for the Company or for the IPO. To the Company’s knowledge, BCG has not conducted a more recent survey of senior executives on innovation practices.

The data presented on pages 88 and 95 of the Registration Statement for the number of engineering and technology students graduating annually from universities in Latin America were derived from historical data relating to undergraduate, master’s and doctorate degrees issued in various fields for the years 2006-2010 by universities throughout Latin America collected by the Red de Indicadores de Ciencia y Tecnologia - Iberoamericana e Interamericana (RICYT). These statistical data are published on RICYT’s website (http://www.ricyt.org/). RICYT is cited by the UNESCO Institute for Statistics as one of the statistical organizations from which it collects science and technology statistical data. These data were not produced for the Company or for the IPO. The Company has conducted a search it considers reasonable but has not located a comparable source for aggregate statistical data on the number of engineering and technology students graduating annually from universities in Latin America covering the years since 2010 and thus believes that the data from RICYT are the most recent available information on this topic.

As requested, the Company is providing to the Staff supplementally under cover of a separate letter pursuant to Rule 418 copies of the reports and surveys referred to above from which the data in the prospectus have been extracted, clearly marked to designate the portions relied upon in making the statements in the Registration Statement and prospectus.

7

Summary

Our company, page 1

10.	Please provide us with support for the statement in the fifth paragraph on page 1 regarding your “reputation for cutting edge work.” Also provide us support for:

•	Your statement in the first full paragraph on page 2 that you have highly evolved methodologies, engineering capabilities, talent management practices, and a strong culture.

•	Your statement in the second bullet point on page 3 that you have the ability to deliver a distinctive blend of engineering, design and innovation services; and

•	Your statement in the third bullet point on page 3 that you have deep domain expertise in emerging technologies and related trends.

RESPONSE:

A.          In determining that the Company has “ highly evolved methodologies, engineering capabilities, talent management practices, and a strong culture”, the Company has relied for support on (i) third-party awards and recognitions, (ii) third-party case study publications and (iii) the advanced technology background of the members of the Company’s Premier League.

(i)	The Company and its senior technology leadership have won the following recognitions by influential observers in the global technology industry, as follows:

•	Globant was recognized by Global Services Media in 2012 as one of the leading mid-tier Outsourced Product Development Vendors and in 2011 as one of the top product engineering vendors and included in the Latin America Delivery Leaders category;

•	Globant was ranked 7th among the “Best Rising Stars in Overall Revenue” in the International Association of Outsourcing Professionals’ “The 2011 Global Outsourcing 100” ranking;

•	Globant was included in the “Cool Vendors in Business Process Services 2010” report published by Gartner;

•	Globant’s “Glow” talent and information management system was recognized as one of the top 100 IT projects in 2009 by InfoWorld;

8

•	Globant was recognized in 2005 by Endeavor Catalyst for meeting criteria of being “an emerging entrepreneur-driven market leader with high potential and a passion to excel”;

•	Martin Migoya was recognized by Endeavor Argentina as an “Endeavor Entrepreneur” in 2005; and

•	Guibert Englebienne, the Company’s Chief Technology Officer and co-founder, was named as “one of the most influential leaders of 2011” in the Powerhouse 25 list published by Globalization Today magazine.

(ii)	Globant has been the subject of a number of business-school case studies that have analyzed its business model, growth strategies and the role of its talent management practices and culture in contributing to its success. These studies include the following:

•	“Global Entrepreneurship and the Successful Growth Strategies of Early-Stage Companies,” a World Economic Forum report prepared in collaboration with Stanford University, Graduate School of Business (2011) (executive study of Globant included at pp. 172-175).

•	A. Hatum, “El Caos del Talento,” Harvard Business Review (Edición America Latina), (August 2009). In his article, Hatum, who is Associate Professor of Organizational Behavior at IAE Business School, Universidad Austral, Buenos Aires, Argentina, writes that “[i]n Latin America, Argentinean firm Globant has foreseen the changes in people’s careers and has changed the way it defines the development of professional growth.”

•	A. Hatum and P. Fay, case study on Globant developed for IAE Business School, Universidad Austral, Buenos Aires, Argentina (May 2009).

•	S. Murakami, R. Premo, I. Trantcheva, E. Yeager (all MBA candidates), “Globant: Leading the IT Outsourcing Revolution in Latin America,” MIT G-Lab Case (March 2006).

(iii)	As disclosed on page 87 of the Registration Statement, the Company’s Premier League is an elite team of IT professionals comprised of the Company’s seniormost subject matter experts who are recognized as “gurus” in their respective domains of technology expertise. Many of the members of the Premier League have graduate level university degrees, and many have specialized industry credentials or licensing, including in Systems Engineering, Electronic Engineering, Computer Science, Information Systems Administration, and Graphic and Web Design. A number have received awards and other recognitions of their technical capabilities. Following is a representative list of Premier League members and their areas of technology expertise:

9

Pablo Brenner

Pablo Brenner has over 20 years experience working in cutting-edge technologies and is a graduate in computer engineering from the Israeli Institute of Technology (Technion). Before moving back to Latin America, Mr. Brenner worked for 10 years in the then incipient Israeli high tech industry, and was cofounder and Vice President, Research and Development at Alvarion (later BreezeCom), managing the development of one of the first available worldwide WiFi products. Mr. Brenner was part of the IEEE P802.11 workgroup that defined the WiFi specification. Mr. Brenner is a graduate of the Executive Program of Singularity University (at NASA Research Park in Silicon Valley, California). Mr. Brenner holds a U.S. patent (No 5.923.702) on "Fast roaming on Frequency Hopping Systems”, and has spoken at numerous conferences, including TEDxMontevideo, Telexpo Brazil, WCA Boston and Expocomm Mexico. He was twice a finalist in the Cisco I-Prize competition (2008 and 2009). At Globant Mr. Brenner leads the Innovation as a Service practice.

Dario Robak

For more than 15 years, Dario Robak has been working within the IT industry, building enterprise applications and web-based architectures. After graduating with a Master of Science degree from the University of Buenos Aires, Mr. Robak spent time both teaching and undertaking academic research in computer science. Before joining Globant in 2004, Mr. Robak was employed as a Technical Leader and Project Manager at Copesa, the largest media conglomerate in Chile. He has also worked for the following companies, among others: Vignette Corp., Syntesys Consulting Group and Andersen Consulting Group. As a Premier League Guru, Mr. Robak is in charge of managing Globant’s software development team. During his time at Globant, Mr. Robak has led the software development group through substantial growth. Furthermore, Mr. Robak has participated in several mathematics and computer science championships. Some of Mr. Robak’s prizes and honors include:

•	Latin American Champion in the World Finals of the “24th ACM International Collegiate Programming Contest” (2000);

10

•	Latin American Champion in the World Finals of the “23th ACM International Collegiate Programming Contest” (1999);

•	First Place in the “ACM South American Programming Contest” (1998);

•	First Place in the V Ibero-American Mathematics Olympiad “Resolución de Problemas con Ordenador” (Problem Resolution with Computers) (1990); and

•	Silver Medal in the V Ibero-American Mathematics Olympiad (1990).

Gabriel Praino

Gabriel Praino has over 12 years of professional experience in software development on different technologies and platforms. He is currently a member of Globant's Premier League as its C++, Gaming and Web 2.0 Guru and its Windows Mobile and IPhone Guru. Mr. Praino is responsible for leading software development for several clients, including Google, Electronic Arts and LinkedIn. He is also responsible for designing training courses and building Globant’s e-learning architecture. Previously, he worked as technical leader for Red Link (Argentina) (2000-2006), where he designed and developed high availability software for different platforms (such as Unix/Linux, Windows, Tandem, mobile phones, and Web), and for the Ministry of Economy of Argentina (1998-1999). Mr. Praino was a university professor at the University of Buenos Aires for over seven years. He received his undergraduate degree in engineering at the University of Buenos Aires and holds a Master of Business Administration degree from Austral University (Argentina).

Juan Pereyra

Juan Pereyra started his career at Globant in January 2006 and holds an undergraduate degree in information systems engineering, granted by the Buenos Aires branch of the National Technological University. As a web development engineer, he has participated in a variety of projects and specialized in content management and rich user-interface web applications. The rich user-interface specialization has kept Mr. Pereyra up to date with emerging trends and techniques in Web 2.0 and has also led him to specialize in the social web area. As a result, Mr. Pereyra has recently been appointed as the Technical Partner for Globant's Creative and Social Studio. He is also currently a member of Globant's Premier League as its Social Guru.

11

B.         With regard to the statements that the Company has “a reputation for cutting edge work” and “the ability to deliver a distinctive blend of engineering, design and innovation services,” the Company has relied for support on (i) feedback from its clients and (ii) quotations from articles published in trade publications and the financial press.

(i)	The Company’s clients have provided the following testimonials:

•	"Due to the rapid growth at Cars.com<http://Cars.com>, and specifically within our IT department, we set out to find a partner who excelled in the following areas: technical expertise, commitment to innovation, and operating in an agile model. Add all that to the fact that Globant operated in similar time zones, and the decision to partner with Globant was an easy one! We have been able to leverage their expertise to explore solutions using new technologies that we did not have expertise on in-house (for example HTML5). If I had to summarize Globant in three words, they would be: Innovative, adaptable, reliable." (David Ciaglo, Senior Manager, Vendor Management, Cars.com)

•	"Globant is a company we admire–they have a great energy and they're smart. We have worked with them closely in developing breakthrough solutions for some of our clients, and our people enjoy partnering with Globant because their high standards meet our own." (Ned Russell, Group Managing Director, Saatchi & Saatchi Health|Wellness)

•	"Being a world-class organization and having achieved #1 or 2 share positions in more than 80 countries, we always look for business partners that share our passion for what we do while holding the same high professional standards. That's what we found in Globant. Not a vendor, but a business partner that will go the extra mile to deliver more than what we asked for, and at times, what we did not know we needed." (Pedro Morote, Strategic Development Director, Kimberly Clark Corporation)

(ii)	The following articles on the Company appearing in trade publications and the financial press highlight the creativity and innovation of its Globers:

•	K. Stier, “IT Outsourcer Globant Sells Innovation, Wows Google, LinkedIn,” http://www.bloomberg.com/news/2011-04-08/it-outsourcer-globant-sells-innovation-wows-google-linkedin.html (published April 8, 2011) (contains quote from B. Duncan, LinkedIn’s platform engineering director, that “[a]part from their technical skills, which…are comparable to their Silicon Valley counterparts, ‘[Globant employees] also have the entrepreneurial spirit and creativity we really, really value in engineers – that’s hard to find”).

12

•	B. Dickinson, “Creative IT Firm Makes History in Argentina,”Innovation Week, http://www.informationweek.com/byte/personal-tech/mobile-applications/creative-it-firm-makes-history-in-argent/240008571?cid=RSSfeed_IWK_ALL (published October 8, 2012) (author writes that “[a]s the outsourced work becomes more creatively demanding, major tech companies such as Google and LinkedIn have turned to an IT company in Argentina, to create apps”)

C.            With regard to the statement that the Company “[has] deep domain expertise in emerging technologies and related trends,” the Company has relied for support on management’s comparison of the technology services that it offers through its Studios to the traditional IT services that are offered by other IT services providers, based on publicly available information, such as the “HfS Buyers’s Guide: The 2012 LatAm Challengers,” focusing in particular on the percentage of revenues attributable to software development and user interface.

According to the HfS Buyers’s Guide: The 2012 LatAm Challengers, Globant had the highest percentage of revenues attributable to software inception and design, system architecture, product development, engineering and user interface among Latin American IT companies:

•	Globant: 82% software inception and design, system architecture, product development, engineering, and user interface; 12% testing; 3% infrastructure management; and 3% other;

•	Neoris: 42% SAP implementation; 20% outsourcing; 24% consulting and integration; and 14% other;

•	Hildebrando: 15% Business process outsourcing; 65% app lifecycle management; 15% business solution integration; and 5% IT outsourcing; and

•	Softek: 84% application development, maintenance and support, quality assurance and testing, and information management, 10% IT support; 3% SAP & BI licenses; and 3% other.

11.	Please disclose the objective criteria that you used to select the clients in the penultimate paragraph in this section. Also provide this information for the clients you disclose on pages 72 - 77 for each of your Studios and on page 81.

13

RESPONSE: In response to the Staff’s comment, the Company has revised pages 1 and 84 of Amendment No. 1 to disclose that the identified clients are among its top 10 clients by revenues for at least one Studio in 2011. The Company respectfully advises the Staff that it believes the clients disclosed on pages 91-95 of Amendment No. 1 represent the core business of each Studio and represent a reasonable cross-section of its clients based on the types of services provided.

12.	Refer to the last full paragraph on page 1 and balance your disclosure by providing equivalent information, including the growth rate, of your net income.

RESPONSE: The Company has revised pages 2, 54 and 84 of Amendment No. 1 to provide the requested disclosure.

Risk Factors, page 10

13.	Please consider revising your risk factor headings to provide a more descriptive disclosure of the risk that follows.

RESPONSE: The Company has revised the risk factor headings as requested.

14.	Refer to your disclosure in the second and third paragraphs on page 139. Please include a risk factor that highlights the different filing requirements and exemptions that apply to you as a foreign private issuer.

RESPONSE: The Company has included on page 37 of Amendment No. 1 a new risk factor that highlights the different filing requirements and exemptions that apply to it as a foreign private issuer.

Argentina, page 23

15.	You disclose in the last sentence of the first full paragraph on page 12 that there are uncertainties in the legal system in Argentina. Please tell us what consideration you gave to including a risk factor in this section that highlights the risk to your operations from an uncertain legal system.

RESPONSE: The Company has revised the referenced risk factor on page 16 of Amendment No. 1 to clarify that the legal uncertainties relate to the non-competition, non-solicitation, and non-disclosure agreements referenced in the paragraph. In addition, the Company respectfully advises the Staff that it does not believe that the uncertainties in the Argentine legal system present one of the most significant factors that make the IPO speculative or risky, unlike the many other risks to the Company’s operations relating to Argentina that are already included in the Risk Factors section of the Registration Statement under the heading “Argentina.” Accordingly, the Company has deleted reference to the Argentine legal system from this risk factor.

14

16.	Please expand any risk factors in this section that may be affected by your disclosure in the last paragraph on page 92 where you indicate that access to the foreign exchange market may be limited irrespective of compliance with all legal requirements, through restrictions imposed by local banks, including the requirement of an opinion by the Argentine Central Bank.

RESPONSE: The disclosure in the second paragraph of the risk factor entitled “Restrictions on transfers of foreign currency and the repatriation of capital from Argentina may impair our ability to receive dividends and distributions from, and the proceeds of any sale of, our assets in Argentina” on pages 31-32 of Amendment No. 1 has been expanded as requested by the Staff.

Government intervention in the Argentine economy ..., page 24

17.	Please break this risk factor into separate risk factors regarding the limitations on the ability to distribute dividends and the potential expropriation of Argentine assets. To the extent material, discuss separately the subsidy policies you mention in the first paragraph.

RESPONSE: In response to the Staff’s comment, the Company has revised the referenced risk factor to focus on expropriation of Argentine assets. With respect to dividend distributions, the Company respectfully refers the Staff to the risk factor entitled “Restrictions on transfers of foreign currency and the repatriation of capital from Argentina may impair our ability to receive dividends and distributions from, and the proceeds of any sale of, our assets in Argentina” on pages 31-32 of Amendment No. 1. With respect to subsidy policies, the Company respectfully submits that it does not believe that a separate discussion of them is required as they are not material to the Company.

Our results of operations may be adversely affected ..., page 24

18.	Please disclose the inflation rates that private entities have estimated compared to the INDEC rates.

RESPONSE: In response to the Staff’s comment, the Company has revised the second paragraph of the referenced risk factor on page 28 of Amendment No. 1 to disclose additional inflation rate information.

Argentina’s defaults with respect to the payment of its foreign debt.... page 25

19.	Please provide specific examples of how Argentina’s inability to obtain financing and control inflation would affect your financial condition and results of operations.

RESPONSE: The Company has added a new final paragraph in the referenced risk factor on pages 30-31 of Amendment No. 1 providing the requested disclosure. In addition, the Company has deleted the last sentence of the last paragraph of the referenced risk factor, which had addressed the Argentine Central Bank’s inability to adopt measures to control inflation, as inflation-related risks are dealt with in the immediately preceding risk factor. Finally, the Company has provided a specific example of the impact of high inflation on its results of operations by adding a new sentence to the third paragraph under the risk factor entitled “Our results of operations may be adversely affected by high and possibly increasing inflation in Argentina” on pages 28-29 of Amendment No. 1.

15

Argentine exchange controls on the acquisition .... page 26

20.	Please disclose the effects of the foreign exchange controls on the ability of your Argentine subsidiaries to pay dividends to the parent company, and disclose the amount of revenues attributable to your Argentine subsidiaries.

RESPONSE: The Company has added the requested disclosure in the risk factor entitled “Restrictions on transfers of foreign currency and the repatriation of capital from Argentina may impair our ability to receive dividends and distributions from, and the proceeds of any sale of, our assets in Argentina” on pages 31-32 of Amendment No. 1.

Changes in Argentine tax laws .... page 28

21.	Discuss how the termination of the double taxation treaties will affect distributions to the Spanish holding company.

RESPONSE: The Company has added the requested disclosure at the end of the second paragraph of this risk factor, on page 33 of Amendment No. 1.

We are an emerging growth company.... page 32

22.	Please expand the last paragraph of this risk factor to disclose the other “certain circumstances” that would result in the loss of emerging growth company status. Refer to Securities Act Section 2(a)(19) and Exchange Act Section 3(a)(80).

RESPONSE: In response to the Staff’s comment, the Company has revised the referenced disclosure on page 38 of Amendment No. 1.

There are significant and possibly unfavorable differences ..... page 33

23.	To the extent that there is uncertainty regarding whether you will file a registration statement in the United States or whether there will be an available exemption from the Securities Act of 1933 if you were required to extend preemptive rights to shareholders, please describe the related risk to U.S. shareholders that they would not be able to participate in the offering.

16

RESPONSE: In response to the Staff’s comment, the Company has added a new risk factor on page 39 of Amendment No. 1 under the heading “Holders of our common shares may not be able to exercise their pre-emptive subscription rights and may suffer dilution of their shareholding in the event of future common share issuances.”

Use of Proceeds, page 36

24.	Please note that if you disclose specific purposes for your net proceeds, such as here, on page 56, and elsewhere in your document, you must provide the disclosure required by Item 3.C. of Form 20-F. For example, you should break down the proceeds that you estimate will be used for repayment of debt, capital expenditures, and acquisitions. If the proceeds are not sufficient to fund all purposes, you should disclose the order of priority.

RESPONSE: In response to the Staff’s comment, the Company has revised the referenced disclosure on page 46 of Amendment No. 1.

25.	Please disclose how you intend to invest the proceeds pending their use, such as investing in financial instruments of a certain duration or quality.

RESPONSE: In response to the Staff’s comment, the Company has revised the referenced disclosure on page 46 of Amendment No. 1.

Operating and Financial Review and Prospects

2011 Compared to 2010, page 49

26.	You state that revenues increased $32.8 million in 2011. However, in the third paragraph of this section where you discuss revenue increase by industry verticals, the increases only account for $25.8 million. This is only a part of your total increase in revenues. Please revise to include a comprehensive discussion of the changes in your revenues. Likewise, provide similar enhanced disclosure for your 2010 period.

RESPONSE: In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 64 and 66 of Amendment No. 1.

27.	Please disclose the reason for the decrease in revenues from Latin America for both the 2011 and 2010 periods. We note that revenues have decreased in both periods and it is unclear whether this constitutes a material trend.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 64 and 66 of Amendment No. 1 regarding revenues by client location and has added disclosure on page 56 of Amendment No. 1 in the paragraph captioned “Evolution of Client Base” under the heading “Factors Affecting our Results of Operations.” The Company respectfully submits that the dollar amounts involved in the year-over-year decreases in Latin America (from $7.0 million in 2009 to $6.6 million in 2010 to $6.2 million in 2011) are not material to the Company’s total revenues during such periods.

17

Liquidity and Capital Resources

Restriction on Distribution of Dividends by Certain Subsidiaries, page 57

28.	Please tell us your consideration of including disclosure addressing how earnings are transferred from your Argentinian subsidiaries to your companies that are outside of Argentina (e.g., dividend payments). In this respect, describe how earnings of the consolidated affiliated entities flow through your organizational structure.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that it derives over 90% of its revenues from clients in North America and Europe pursuant to contracts that are entered into by the Company’s subsidiaries located in the United States and the United Kingdom. Under those contracts, the clients pay the US and UK subsidiaries (depending on where the client is located) directly. The US and UK subsidiaries in turn contract with the Company’s subsidiaries in Argentina, Colombia and Uruguay to perform the services to be delivered to the Company’s clients and compensate those subsidiaries for the services they render in accordance with transfer pricing arrangements in effect from time to time. Under these arrangements, earnings and cash flows from operations are generated not just in Argentina but also in the other jurisdictions in which the Company conducts operations. The Company’s non-Argentine subsidiaries do not depend on the transfer of earnings from its Argentine subsidiaries to meet their working capital requirements or other cash obligations. The Company has added disclosure to this effect on page 67 of Amendment No. 1 under “Liquidity and Capital Resources—Capital Resources.” Accordingly, the Company does not believe that including disclosure addressing how earnings are transferred from its Argentine subsidiaries to its companies that are outside of Argentina is material to an investor’s understanding of its liquidity and capital resources.

29.	Please tell us your consideration of including disclosure to address the dividend restrictions that could impact your ability to meet the company’s cash obligations. In this regard, we note your risk factor disclosures on pages 24 and 26. We also note that Argentine and Uruguayan laws permit dividend payments from your subsidiaries incorporated in Argentina and in Uruguay only out of their net income, as well as your Colombian subsidiary. Please tell us and disclose if these net income amounts are calculated in accordance with IFRS or local accounting standards and regulations.

RESPONSE: The Company respectfully refers the Staff to its response to Comment 28. As noted in that response, earnings and cash flows from operations are generated not just in Argentina but also in the other jurisdictions in which the Company, through its non-Argentine subsidiaries, conducts operations. The Company is not dependent on the earnings and cash flow generated by its Argentine subsidiaries to meet its cash obligations. Accordingly, the Company does not believe that additional disclosure to address the impact of dividend restrictions on its ability to meet its cash obligations is material to an investor’s understanding of its liquidity and capital resources.

18

The Company has added a new fourth paragraph at the end of the subsection entitled “Restriction on Distribution of Dividends by Certain Subsidiaries” on page 73 of Amendment No. 1 addressing the restrictions in effect under the Argentine government’s exchange controls and their impact on the ability of the Argentine subsidiaries to convert Argentine pesos into U.S. dollars to make dividend payments, with a cross-reference to the risk factor on pages 31-32 of Amendment No. 1 captioned “Restrictions on transfers of foreign currency and the repatriation of capital from Argentina may impair our ability to receive dividends and distributions from, and the proceeds of any sale of, our assets in Argentina” cited by the Staff.

Finally, the Company advises the Staff that for purposes of determining the percentage of net income to be set aside by its Argentine, Colombian and Uruguayan subsidiaries as legal reserves under applicable local law, net income amounts are calculated in accordance with local accounting standards and regulations. The Company has added disclosure on page 73 of Amendment No. 1 to clarify that for such purposes, net income is determined on the basis of the subsidiaries’ statutory accounts.

30.	We note from your risk factor disclosure on page 26 that Argentine currency is not freely convertible into foreign currencies, which may restrict your Argentine subsidiaries from remitting sufficient foreign currency to pay dividends or remit loans to the company. Please tell us your consideration of expanding your disclosures to explain what impact such restrictions may have on the flow of cash from your Argentine subsidiaries and how this may impact your operations and liquidity. See General Instructions II.B of Form F-1 and Item 5.B.1.(b) of Form 20-F.

RESPONSE: The Company respectfully refers the Staff to its responses to Comments 28 and 29.

Critical Accounting Policies and Estimates, page 60

31.	Please provide disclosure to explain how you determined the fair value of your stock appreciation rights.

RESPONSE: The Company refers to the telephone conversation with Mr. Rohn on October 11, 2012 in which Mr. Rohn clarified that through Comment 31 the Staff has requested that the Company set forth the analysis supporting its conclusion that there was no compensation expense to be recognized in its consolidated financial statements as of and for the years ended December 31, 2009, 2010 and 2011 with respect to its stock appreciation rights, including the IFRS rules and guidance on which it relied in reaching that conclusion. In response to the Staff’s comment, the Company has added a new subsection to “—Critical Accounting Policies and Estimates” under the caption “—Fair Value Measurements—Fair value of stock appreciation rights” on pages 78-79 of Amendment No.1. In addition, the Company supplementally advises the Staff as follows.

19

SAR I Awards. From 2006 to 2011, the Company granted Stock Appreciation Rights (“SARs”) to some of its employees. Under the form of SAR award agreement initially utilized by the Company (“SAR I Award”), the SARs entitled employees to a specified amount of cash provided that both of the following conditions were met:

1.	The employee remained employed by the Company and
2.	A liquidity event, defined as the occurrence of a merger, sale or transfer of 55% of the Company’s stock (“Liquidity Event”), occurred.

The SAR I Awards thus included both a service condition and a non-market performance condition (the Liquidity Event) under International Financial Reporting Standard 2, “Share-based Payment” (“IFRS 2”). Under IFRS 2 (paragraph 15 and 19), in order for the SAR I Awards to vest, (i) the SAR I recipients were required to remain employed with the Company and (ii) a Liquidity Event, which is a non-market performance condition, was required to occur. With regard to the non-market performance condition, the Company determined that a Liquidity Event was not probable as of December 31, 2009, 2010 and 2011 and thus the fair value of the SAR I Awards was determined to be zero. Accordingly, the Company did not recognize any compensation expense related to the SAR I Awards in its consolidated financial statements as of and for the years ended on those dates. The SAR I Awards were considered cash-settled liability awards.

SAR II Awards. In 2010 and 2011, the Company granted to certain of its employees SARs (“SAR II Awards”) entitling them to a specified amount of cash provided that the same conditions as those established in the SAR I Awards were met (the second condition modified as described in the next paragraph).

The SAR II Awards included a service condition and a non-market performance condition under IFRS 2. The non-market performance condition required the occurrence either of a Liquidity Event or an initial public offering (only one of which needed to be met for the SAR II Awards to vest). In the event of an initial public offering and provided that the SAR II holder was still employed by the Company, the Company would allow the SAR II holder to exercise such holder’s vested SAR II Awards for cash, shares of the Company, or a combination of both, with the manner of settlement at the discretion of the Company. After an initial public offering, and in the event of a change of control, the SAR II Awards were cancelable by the Company at its discretion, in which case the Company would be required to make a payment for each outstanding SAR II Award. The payment would be equal to the excess, if any, of the fair market value of an ordinary share of the Company in the change of control over the grant date fair value. The Company was permitted to make this payment in cash, securities or a combination of the foregoing.

20

Under IFRS 2 (paragraph 15 and 19), in order for the SAR II Awards to vest, (i) the SAR II recipients were required to remain employed with the Company and (ii) either a Liquidity Event or an initial public offering was required to occur. With regard to the a non-market performance condition, the Company determined that neither the Liquidity Event nor an initial public offering were probable as of December 31, 2010 and 2011 and thus the fair value of the SAR II Awards was determined to be zero. Accordingly, the Company did not recognize any compensation expense related to the SAR II Awards in its consolidated financial statements as of and for the years ended on those dates. The SAR II Awards were considered cash-settled liability awards.

Amendment. In June 2012, the Company replaced each SAR I Award and SAR II Award through an amendment (the “Amendment”). The Amendment introduced the following significant changes to the SAR I Awards and SAR II Awards:

•	Each SAR I Award and SAR II Award was replaced by stock options governed by a stock option agreement (collectively, the “Stock Option Agreements”).

•	Provided that the service conditions set forth in each individual’s Stock Option Agreement were met, the stock options vested upon the earlier of the date of the Amendment (i.e., the modification date) or an initial public offering.

•	In the event of an initial public offering, immediately thereafter, the Company’s obligations under each Stock Option Agreement require that the stock options become exercisable for the Company’s shares in a manner that preserves the original economic value of the SAR I and II Awards.

•	The Amendment sets forth the amount of options attributable to each employee as of the date of the Amendment.

Pursuant to the Amendment, the SAR I Awards and SAR II Awards were converted to stock options. For those awards with no additional service conditions, the stock options vest at the earlier of the date of the Amendment or an initial public offering. The Company determined that this represents a modification of the SAR I Awards and II Awards and, as such, the modified awards should be fair valued as of the date of modification. For those awards with no additional service condition, the Company has recognized any unrecognized expense associated with the stock options upon the modification date based on the modification date fair value. Upon modification, these stock options are considered equity awards and not cash-settled liability awards.

21

Based upon the interpretative guidance of IFRS 2, the Company believes that the stock options should be fair valued as of the date of modification. To determine the appropriateness of the pattern of expense recognition, Paragraph 14 of IFRS 2 states that: “If the equity instruments granted vest immediately, the counterparty is not required to complete a specified period of service before becoming unconditionally entitled to those equity instruments. In the absence of evidence to the contrary, the entity shall presume that services rendered by the counterparty as consideration for the equity instruments have been received. In this case, on grant date the entity shall recognise the services received in full, with a corresponding increase in equity.”

Based on the foregoing, the Company has concluded that, since there is no additional service period associated with the stock options that have been granted, it should recognize the full amount of expense for those stock options at the modification date.

32.	Consider providing disclosure to include the intrinsic value of all outstanding vested and unvested options based on the difference between the estimated IPO price and the exercise price of the options outstanding as of the most recent balance sheet date included in the registration statement. In view of the fair value based method applied under IFRS 2, disclosures of the fair value of stock options should be provided using the estimated IPO price.

RESPONSE: As noted above, the Company is deferring responding to the Staff’s comment until such time as the Company, in consultation with the managing underwriters, has determined an estimated price range for the IPO, at which time the Company will supplementally advise the Staff of the price range and respond to this comment.

33.	Please provide disclosure to explain how you have determined the fair value of your ordinary units.

RESPONSE: In response to the Staff’s comment, the Company has added a new subsection to “—Critical Accounting Policies and Estimates” under the caption “—Fair Value Measurements—Fair value of ordinary shares of Globant Spain” on page 79 of Amendment No.1.

34.	Discuss each significant factor contributing to the difference between the estimated IPO price and the fair value determined for your most recent valuation date (i.e., June 30, 2012). This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock.

RESPONSE: As noted above, the Company is deferring responding to the Staff’s comment until such time as the Company, in consultation with the managing underwriters, has determined an estimated price range for the IPO, at which time the Company will supplementally advise the Staff of the price range and respond to this comment.

22

Business

Expand our delivery footprint, page 71

35.	Please expand your disclosure in this section to discuss your plans to expand your presence in the United States. In this regard, we note the second full risk factor on page 15.

RESPONSE: The Company has revised the disclosure as requested on page 89 of Amendment No. 1.

Government Support and Incentives, page 78

36.	Please disclose whether you have benefited from the exemption you mention in the last bullet point in this section regarding import duties on hardware and IT components. In addition, reconcile this benefit with your disclosure in the sixth bullet point on page 22 where you consider import duties to pose a risk to your business.

RESPONSE: The Company advises the Staff that the exemption from import duties on hardware and IT components contemplated under the Software Promotion Law has yet to be given effect through implementing regulations. Even if the exemption were in effect, the Company would not benefit from it because it does not import hardware or any other IT component. The Company has deleted the sixth bullet (regarding import duties) that previously appeared on page 22 of the Registration Statement.

Quality Management System, page 79

37.	We note that the standard ISO 9001:2008 in the second paragraph differs from the ISO 9001:2000 that you define on page ii. Please clarify for consistency. In addition, clarify what you mean by “Maturity Level 3” with regard to CMMI.

RESPONSE: In response to the Staff’s comment, the Company has revised the reference to ISO 9001:2000 to refer to ISO 9001:2008 and has added disclosure clarifying the meaning of CMMI Maturity Level 3 on page 97 of Amendment No. 1.

Glow, page 79

38.	Please disclose the basis for your statement in the first full paragraph on page 80 that you, “are one of the few companies .... to employ such a tool for this purpose.”

RESPONSE: In response to the Staff’s comment, the Company has revised the referenced disclosure on page 98 of Amendment No. 1. In addition, the Company notes that the referenced disclosure is belief-qualified, and that the Company has significant industry experience and various industry accolades consistent with the Company’s belief. The Company has been developing Glow for the past five years, keeping it updated and validated, and using it to deploy individuals for new projects to increase the chances of a more motivated workforce and faster staffing times. During this time, Glow has received the InfoWorld 100 Award, distinguishing it as among the most innovative uses of information technology (“IT”) initiatives to further business goals and one of the 100 best IT projects of 2009, and the Meta4 Award in the category “Innovation in HR.” The Company respectfully submits that this is an adequate basis for its belief-qualified disclosure.

23

Clients, page 81

39.	You disclose that Electronic Arts is your largest client and accounted for 12.7% of your revenues in 2011. Please provide disclosure regarding the nature of your relationship with Electronic Arts and file any related agreements or tell us why you do not believe such agreements are material.

RESPONSE: In response to the Staff’s comment, the Company has added disclosure on page 99 of Amendment No. 1.

As to the Staff’s request that the Company file agreements related to its work for Electronic Arts, since the master services agreement with that client is of the type that ordinarily accompanies the kind of business the Company and its subsidiaries conduct, the Company considers it to have been made in the ordinary course of business. While Electronic Arts was the Company's largest client and accounted for 12.7% of its revenues in 2011, the Company is not substantially dependent on the master services agreement with Electronic Arts. The agreement is not a continuing contract to sell the major part of the Company’s products or services, does not obligate the Company to continue providing services to Electronic Arts in lieu of other Company clients, does not provide for any minimum or fixed revenues from period to period, and does not have any qualitative features that make the Company substantially dependent upon it. Accordingly, the Company respectfully submits that it is not required to file its master services agreement with Electronic Arts under Item 601(b)(10) of Regulation S-K.

Regulatory Overview

Free Good Transmission Tax, page 90

40.	Please clarify under what circumstances this tax may be applicable to you. Also clarify under what circumstances the taxes you describe under Incoming Funds for Low or No Tax Jurisdictions would apply to you.

RESPONSE: The Company has clarified the disclosure as requested on page 110 of Amendment No. 1.

24

Municipal Taxes, page 91

41.	Please provide further disclosure on the amount of taxes that you may be subject to as a result of municipal tax laws or tell us why you do not believe that these amounts are material.

RESPONSE: Municipal taxes are calculated based on the total revenues generated in each jurisdiction. Those revenues subject to municipal tax represent less than 5% of the Company’s consolidated revenues. In addition, the municipal tax rates range from 1% to 4%. For these reasons, the Company does not believe the impact of municipal taxes is material.

Management

Our Group Senior Management, page 97

42.	Please disclose Mr. Nocetti’s functions at your company. Refer to Item 6.A.1 of Form 20-F.

RESPONSE: In response to the Staff’s comment, the Company has added the requested disclosure on page 117 of Amendment No. 1.

Director Compensation, page 101

43.	You disclose in the third paragraph that the director compensation in the bullet points is paid in arrears. Please clarify if and how these payments will be applied for the 2012 fiscal year.

RESPONSE: In response to the Staff’s comment, the Company has expanded the second paragraph on page 121 of Amendment No. 1 to disclose the amount of director compensation paid to Mario Vasquez and the period of service for which such compensation was paid and to clarify that any director compensation paid to Messrs. Galperin, Vasquez and Odeen will be paid for periods after the date on which the director commences service.

Principal and Selling Shareholders, page 102

44.	Please state the number of record holders in the United States and the corresponding percentage of the outstanding shares currently held in the United States. See Item 7.A.2 of Form 20-F.

RESPONSE: In response to the Staff’s comment, the Company has revised the referenced disclosure on page 122 of Amendment No. 1.

25

45.	Footnotes (3), (4), (5), (12), and (14) disclaim beneficial ownership except to the extent of any pecuniary interest therein. Beneficial ownership includes the power to direct the voting or disposition of the securities or to receive the economic benefit of the securities. See General Instruction F to Form 20-F. Thus, because shareholders have the power to direct the voting or disposition of the shares, they are beneficial owners even if they do not receive the economic benefit of the securities. Please revise.

RESPONSE: In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 123-124 of Amendment No. 1.

46.	For each of the entities you include in your table on page 102, disclose in the pertinent footnote the natural person that holds voting or investment power over the shares held by that entity.

RESPONSE: The Company has added the requested disclosure on page 124 of Amendment No. 1.

Related Party Transactions, page 105

47.	Please file the agreements to which you are a party that are related to the February 2011 and January 2012 financings. Refer to Item 601(b)(10) of Regulation S-K. In addition:

•	Confirm that exhibit 10.1 includes the Shareholders Agreement that you disclose beginning in the penultimate paragraph on page 105 or file such an agreement;

•	File the agreement with Riverwood Advisory Services that you entered into on November 14, 2008;

•	File the Equityholders Additional Agreement that you entered into on May 7, 2012; and

•	File any written agreements that you entered into for the transactions that you describe under Other Related-Party Transactions on page 108.

Alternatively, please tell us why you believe that these agreements are not material in either amount or significance.

RESPONSE: The Company respectfully advises the Staff as follows:

February 2011 equity issuance. By the date on which the Company anticipates publicly filing the Registration Statement, the subscription agreements relating to the February 2011 equity issuance will have been entered into more than two years prior to such filing date. Moreover, there will not be any obligation under those agreements by which the Company continues to be bound. Accordingly, the Company will not be required to file the February 2011 subscription agreements pursuant to Item 601(b)(10) of Regulation S-K.

26

January 2012 equity issuance. The percentage interest in the Company acquired by Endeavor Global Inc. in this equity issuance was only 1.04%. The $2 million consideration to the Company from the issuance represented only 3.37% of the Company’s total assets as of December 31, 2011. After giving effect to the grant of Endeavor Catalyst Inc., Endeavor Global Inc.’s affiliate, of an option to purchase 1,090,776 common shares of Globant (in connection with the cancellation of the option previously granted by Globant Spain to Endeavor Global to purchase 41,000 ordinary shares of Globant Spain), the option to purchase an additional 1,090,776 common shares of Globant will only marginally increase the Endeavor entities’ total percentage interest in the equity of the Company (and the consideration to the Company will represent a substantially lower percentage of its total assets). Accordingly, the Company does not view the subscription agreement relating to this issuance or the related option agreements as material.

Registration Rights Agreement (Exhibit 10.1). The Registration Rights Agreement will be entered into on the completion of the IPO and will replace the registration rights provided under the Shareholders Agreement (which will, as disclosed in the last paragraph of the disclosure under “–Shareholders Agreement,” be terminated effective on the closing of the IPO). The form of Registration Rights Agreement will be submitted as an exhibit in a subsequent pre-effective amendment.

Riverwood Advisory Services Agreement. As disclosed under “—Riverwood Advisory Services Agreement,” this agreement will be terminated on the completion of the IPO. Accordingly, the Company does not view this agreement as material to investors as it will cease to be in effect after the IPO.

Equityholders Additional Agreement. This agreement will be submitted as an exhibit in a subsequent pre-effective amendment.

Other Related-Party Transactions. The Company respectfully advises the Staff that with respect to the transactions disclosed under this heading, the only written agreement that the Company has entered into relates to the repurchase from Paldwick S.A. of 195,389 ordinary shares of Globant Spain for $1,730,000 (which is also disclosed in Notes 21.2 and 29.4 to the Company’s audited consolidated financial statements). The Company does not view this agreement as material to investors. There are no other written agreements that have been entered into for the remaining transactions disclosed under the heading “Other Related-Party Transactions.”

Description of Ordinary Shares

General, page 109

48.	Please attribute the statement in the last sentence to counsel or tell us how you are qualified to issue an opinion on the legality of your shares.

RESPONSE: The sentence referenced in the Staff’s comment has been deleted.

27

49.	You provide this disclosure as of the date of the financial statements, and we note that the organizational form of the company had not been changed as of that date. Please update the disclosure to present it as of a date following the formation of Globant S.A.

RESPONSE: The disclosure has been updated as requested on pages 131-137 of Amendment No. 1.

Spanish Tax Considerations, page 121

50.	Please specify the requirements of article 118 in the CIT Law, and indicate whether it will apply. Specifically, state the anticipated tax consequences for holders of your securities instead of indicating that U.S. holders will be treated in alternative manners depending on whether article 118 applies.

RESPONSE: In view of the change in the jurisdiction of incorporation of the registrant, the Company respectfully submits that this comment is no longer applicable.

Taxation

Wealth Tax, page 122

51.	It appears that U.S. investors will be subject to this tax. Please expand your disclosure to explain when the tax will be due and how the specific rate is determined. In addition, clarify how the exemption affects the taxes paid, such as whether it is treated as a deduction or tax credit.

RESPONSE: In view of the change in the jurisdiction of incorporation of the registrant, the Company respectfully submits that this comment is no longer applicable.

Enforceability of Civil Liabilities, page 135

52.	In the risk factor on page 34, you state that you have been advised by Spanish and Argentine counsel on the enforceability in the Spanish or Argentine courts of a judgment obtained in the U.S. courts against certain persons. To the extent this disclosure is based on the opinion of counsel, please identify counsel in the registration statement.

RESPONSE: In response to the Staff’s comment, in the risk factor on pages 39-40 of Amendment No. 1 captioned “We are organized under the laws of the Grand Duchy of Luxembourg and it may be difficult for you to obtain or enforce judgments or bring original actions against us or our executive officers and directors in or outside of the United States,” the Company has deleted reference to being advised by counsel as to such matters.

28

53.	In your discussion of Spain and Argentina, disclose whether shareholders may bring an original action in each country under the civil liability provisions of the U.S. federal securities laws.

RESPONSE: In response to the Staff’s comment, the Company has provided the requested disclosure with respect to Luxembourg and Argentina on page 157 of Amendment No. 1.

Notes to the Consolidated Financial Statements

Note 3 - Summary of Significant Accounting Policies

3.3 - Revenue Recognition, page F-15

54.	Please clarify if you enter into contracts that have more than one component. Your response should address your consideration of paragraph 13 of IAS 18.

RESPONSE: The Company advises the Staff that, as described in Note 3.3 of its audited consolidated financial statements, revenues are generated for the provision of services with two main type of billing arrangements, time and material and fixed price contracts. The provision of services consists of hours incurred by the Company’s employees to provide those services and revenues are recognized as services are performed, regardless of whether the arrangement provides for billing the customer at a fixed price or for time incurred. IAS 18 paragraph 13 addresses the application of recognition criteria to two or more separately identifiable components in a single transaction to reflect the substance of the transaction as well as circumstances where such criteria are applied to two or more transactions linked in such a way that the commercial effect cannot be understood without reference to the series of transactions as a whole. Revenues generated by the Company have only one component, which is the hours incurred to provide the services rendered. Accordingly, the Company does not believe that the guidance in IAS 18 paragraph 13 is applicable.

3.5 - Foreign currencies, page F-16

55.	We note that the Company’s functional currency is the US dollar while the parent is based in Spain and most of your subsidiaries are based outside the United States. Tell us whether the parent’s operations were measured using the currency of the primary economic environment to measure transactions. See paragraph 8 of IAS 21 and refer to Rule 3-20 of Regulation S-X.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that it has considered the guidance in paragraph 8 of IAS 21 and Rule 3-20 of Regulation S-X. Globant Spain’s only activity as a holding company during the periods reported in the audited consolidated financial statements and unaudited condensed consolidated financial statements included in Amendment No. 1 is holding the shares of its subsidiaries. The principal transactions in which it has engaged during those periods have been its issuances of equity securities, repurchases of equity securities and distributions by way of reduction of additional paid-in capital. The currency in which funds from these transactions have been generated or expended has been the U.S. dollar. Accordingly, per the guidance in paragraph 10(a) of IAS 21, the functional currency of Globant Spain has been the U.S. dollar.

29

Note 7 - Income Taxes

7.1- Income Tax Recognized in Profit and Loss, page F-26

56.	Please break out your current and deferred taxes between domestic and foreign. Refer to paragraph 79 of IAS 12.

RESPONSE: The Company advises the Staff that current and deferred taxes relate entirely to foreign operations. The parent company for purposes of the consolidated financial statements is domiciled in Spain but does not have any operating activities of its own and, as described in Note 3.7.1.1 of the audited consolidated financial statements, dividends from non-Spanish subsidiaries are exempt from taxation in Spain. Therefore, there are no current or deferred taxes in Spain.

Note 22 - Employee Benefits, page F-35

57.	Please expand your disclosures to disclose how you determined the fair value of your stock appreciation rights at each grant date. Refer to paragraph 46 of IFRS 2.

RESPONSE: In response to the Staff’s comment, we refer the Staff to the Company’s response to Comment No. 31. For the reasons explained therein, the Company respectfully submits that there is no need for additional disclosure on the determination of the fair value of the stock appreciation rights at each grant date.

Note 24 - Segment Information, page F-38

58.	We note your disclosure of “Europe” revenue. Please tell us what consideration you gave to paragraph 33(a) of IFRS 8 that requires you to disclose revenues for Spain, your country of domicile. In addition, please clarify if revenue attributed to any individual foreign country, such as the United States, is material and should be separately disclosed Also, please note that you should disclosure your basis for attributing revenues from external customers to individual countries.

RESPONSE: In response to the Staff’s comment, the Company advises the Staff that there are no revenues in Spain. In addition, the Company respectfully submits that the segregation of revenues by individual country within North America (or any other geographical region) is not material for the Company’s annual financial statements for the three years in the period ended December 31, 2011. However, in light of the Staff’s comment, the Company has included the breakdown of revenues by country and the criteria for such segregation commencing with the interim unaudited condensed consolidated financial statements for the six-month periods ended June 30, 2012 and 2011 (in Note 14 on page F-62 of Amendment No.1). The Company respectfully advises the Staff that IFRS 8 does not mandate any particular method for allocating revenues from external customers to geographical areas. An entity might choose to disclose this information based on the geographical location of its customers or based on the location where the sale occurred; the latter is the criterion followed by the Company.

30

59.	Please disclose non-current assets located in your country of domicile and located in all foreign countries. Refer to paragraph 33(b) of IFRS 8.

RESPONSE: In response to the Staff’s comment, the Company has added the requested disclosure to Note 24 to the audited consolidated financial statements on page F-39 of Amendment No. 1.

Note 28 - Appropriation of Retained Earnings under Subsidiaries’ local law, page F-44

60.	We note from your disclosures on page 26 that under Argentine law, your Argentine subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets. Please tell us your consideration of disclosing the amounts of retained earnings or net income restricted or free from restriction and to presenting parent only financial statements. Provide us with your analysis and explain whether the amount of restricted net assets exceed 25% of your consolidated net assets as of December 31, 2011. Refer to paragraph 41(d) of IAS 27 and Rule 5-04(c) of Regulation S-X.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that the restrictions that are applicable to the Company’s Argentine subsidiaries pursuant to Argentine law relate to the portion of net income that must be set aside each year as legal reserves prior to the payment of dividends. However, the amount of net assets represented by the legal reserves of the Company’s Argentine subsidiaries represents less than 25% of the Company’s consolidated net assets as of December 31, 2011. Although there are exchange controls in effect in Argentina, the Company respectfully advises the Staff that there is no current regulation, law or rule formally passed by a competent authority restricting access to the Argentine foreign exchange market so as to limit the distribution of dividends from Argentine companies to foreign residents. Therefore, the Company does not consider that there are amounts of retained earnings or net income of its Argentine subsidiaries that are legally restricted under those exchange controls. Based on the foregoing, the Company does not consider additional disclosures to be required by paragraph 41(d) of IAS 27 or Rule 5-04(c) of Regulation S-X.

31

Exhibit Index

61.	You disclose the existence of an export credit line from an affiliate of your underwriter on page 128. Please file any related agreements or tell us why you do not believe that such an agreement should be filed in light of Item 601(b)(10) of Regulation S-K and the, relationship of this lender to one of your underwriters. Also file or provide similar analysis for your credit agreements that you disclose on page F-46.

RESPONSE: The aggregate amount of indebtedness outstanding under the two export lines of credit with Citibank Argentina that mature in December 2012 is approximately $1.54 million. These lines of credit, which are unsecured, are entered into in the ordinary course of business. The Company does not view the amount of debt represented by these two lines of credit, the debt service thereon and the short-term nature of the lines of credit, the Company respectfully submits that the lines of credit are not material to investors and that the agreements related to them are not required to be filed as exhibits under Item 601(b)(10) of Regulation S-K. For the same reasons, the Company does not believe that the agreements related to the HSBC Argentina line of credit for $500,000, which matured on December 15, 2012, are required to be filed as exhibits. The only credit agreement that the Company believes to be material to investors is the $10 million secured credit facility agreement with Bridge Bank, which has already been submitted as Exhibit 10.2.

* * *

If you have any questions with respect to this confidential submission, please call me at (212) 335-4970.

Very truly yours,

DLA Piper LLP (US)

Christopher C. Paci
Partner

Enclosures

cc:	Martin Migoya
Alejandro Scannapieco
S. Todd Crider
John Haley

32